UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

ON OCTOBER 4, 2011, THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK FILED A COMPLAINT IN INTERVENTION IN A QUI TAM ACTION FILED AGAINST BNY MELLON, THE PARENT COMPANY OF THE REGISTRANT. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. NOTE: UPON THE FILING OF AN AMENDED COMPLAINT ON FEBRUARY 16, 2012, THE ACTION WAS EFFECTIVELY DISMISSED AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC"). THE PLAINTIFF AGREED TO SUBSTITUTE THE BANK OF NEW YORK MELLON ("BNYM"), THE BROKER-DEALER'S BANK AFFILIATE FOR BNYMC IN RECOGNITION THAT BNYMC IS NOT A PROPER DEFENDANT IN THIS ACTION AND BNYM IS THE PROPER PARTY. THIS SUBSTITUTION WAS CONDUCTED WITHOUT PREJUDICE. UPDATE: ON MARCH 19, 2015, THE BANK OF NEW YORK MELLON CORPORATION, THE PARENT COMPANY TO THE REGISTRANT, ("BNY MELLON"), ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FOREIGN EXCHANGE ("FX")-RELATED ACTIONS CURRENTLY PENDING AGAINST BNY MELLON AND THE BANK, RESULTING IN A TOTAL OF $714 MILLION IN SETTLEMENT PAYMENTS. WITH REGARD TO THIS ACTION, THE BANK HAS REACHED A SETTLEMENT WITH THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK ("USAO-SDNY") WHICH FULLY RESOLVES THE USAO-SDNY'S LAWSUIT REGARDING STANDING INSTRUCTION FX TRANSACTIONS IN CONNECTION WITH CERTAIN CUSTODY SERVICES THE BANK PROVIDED PRIOR TO EARLY 2012 TO ITS CUSTODY CLIENTS. UNDER THE TERMS OF THE SETTLEMENT, WHICH HAS BEEN APPROVED BY THE COURT, THE BANK PAID $167.5 MILLION TO THE USAO-SDNY AND PROVIDED FUNCTIONALITY ALLOWING CUSTOMERS TO COMPARE PRICING FOR THE BANK'S "DEFINED SPREAD" AND "SESSION RANGE" STANDING INSTRUCTION FX PRODUCTS.